UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 70013/July 22, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15359

In the Matter of	:	
	:	
GREATER LENORA RESOURCES CORP. (n/k/a	:	ORDER MAKING FINDINGS
MISTANGO RIVER RESOURCES, INC.),	:	AND
GREENSTONE RESOURCES, LTD.,	:	REVOKING REGISTRATIONS
GST TELECOMMUNICATIONS, INC.,	:	BY DEFAULT
GT GROUP TELECOM, INC.,	:	
GULF INTERNATIONAL MINERALS LTD.,	:	
POWERNOVA TECHNOLOGIES CORP.,	:	
20/20 WIRELESS, INC., and 360NETWORKS, INC.	:	

SUMMARY

This Order revokes the registrations of the registered securities of Greater Lenora Resources Corp. (n/k/a Mistango River Resources, Inc.), Greenstone Resources, Ltd., GST Telecommunications, Inc., GT Group Telecom, Inc., Gulf International Minerals Ltd., Powernova Technologies Corp., 20/20 Wireless, Inc., and 360Networks, Inc. (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on June 18, 2013, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by June 25, 2013.[1] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the

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[1] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Greater Lenora Resources Corp. (n/k/a Mistango River Resources, Inc.) (CIK No. 928454)[2] is an Ontario corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F[3] for the period ended December 31, 1994, which reported a net loss of over $191,000 (Canadian) for the prior year.

Greenstone Resources, Ltd. (CIK No. 832519), is a Canadian corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 1998, which reported a net loss of over $129,000,000 for the prior year.

GST Telecommunications, Inc. (CIK No. 911522), is a federally chartered Canadian corporation located in Vancouver, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of over $386 million for the prior nine months. On May 17, 2000, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, and the case was terminated on March 5, 2012.

GT Group Telecom, Inc. (CIK No. 1058283), is a Canadian corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended September 30, 2001, which reported a net loss of over $393 million (Canadian) for the prior year. As of June 11, 2013, the company's stock (symbol "GTTLQ") was traded on the over-the-counter markets.

Gulf International Minerals Ltd. (CIK No. 877654) is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] A registration statement on Form 20-F, filed by foreign private issuers pursuant to 17 C.F.R. § 249.220f, is similar to Form 10, filed by U.S. corporations. "Foreign private issuer" is defined in 17 C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here]. Such issuers provide quarterly and other reports on Form 6-K, pursuant to 17 C.F.R. § 249.306.

filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 1996, which reported a net loss of over $1.4 million (Canadian) for the prior year.

Powernova Technologies Corp. (CIK No. 1281216) is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended May 31, 2010, which reported a net loss of over $60,000 (Canadian) for the prior year. As of June 11, 2013, the company's stock (symbol "PNTFF") was traded on the over-the-counter markets.

20/20 Wireless, Inc. (CIK No. 1081053), is a void Delaware corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2001, which reported a net loss of over $14,000 for the prior three months.

360Networks, Inc. (CIK No. 1084587), is a Nova Scotia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2000, which reported a net loss of $355 million for the prior year. On June 28, 2011, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of New York, and the case was terminated on January 12, 2012. As of June 11, 2013, the company's stock (symbol "TSXFF") was traded on the over-the-counter markets.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a).

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket

1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the registered securities of Greater Lenora Resources Corp. (n/k/a Mistango River Resources, Inc.), is REVOKED;

the REGISTRATION of the registered securities of Greenstone Resources, Ltd., is REVOKED;

the REGISTRATION of the registered securities of GST Telecommunications, Inc., is REVOKED;

the REGISTRATION of the registered securities of GT Group Telecom, Inc., is REVOKED;

the REGISTRATION of the registered securities of Gulf International Minerals Ltd. is REVOKED;

the REGISTRATION of the registered securities of Powernova Technologies Corp. is REVOKED;

the REGISTRATION of the registered securities of 20/20 Wireless, Inc., is REVOKED; and

the REGISTRATION of the registered securities of 360Networks, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge